

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2010

Marie A. Angelini
General Counsel
Providence and Worcester Railroad Company
75 Hammond Street
Worcester, MA 01610

      Re: **Providence and Worcester Railroad Company**
              Form 10-K for the fiscal year ended December 31, 2008
              File No. 000-16704

Dear Ms. Angelini:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Lyn Shenk
              Branch Chief